Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated November 2, 2023, except for Note 1, 14 and 20 for which the date is January 16, 2024, in the Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-276517) of Rectitude Holdings Ltd, relating to the audit of the consolidated balance sheets of Rectitude Holdings Ltd and its subsidiaries (collectively the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows in each of the two-years period ended March 31, 2023, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
April 24, 2024	Certified Public Accountants
PCAOB ID: 1171